Loral International
                               CPA & Advisor, LLC
                       Member of the SEC Practice Section
                  10 Wall Street, Suite 15C, New York, NY 10005

Fax: (202)-942-9582                                                 June 29,2002
Ms. Louis M. Dorothy
The Securities and Exchange Commission
450 5th Street
Washington, D.C.

Re: CPA Consent to Global Business Services, Inc. (GBSI)- File No. 0-28587

Dear Ms. Dorothy:

Further per our conversation yesterday (6/27), I would like to address the GBSI matter to better delineated it, as follows:

As you may know from reading recent filings made by Global Business Services, Inc (GBSI), they recently acquired Cyber Centers, Inc (CSI). As a result of that acquisition there seemed to be no clear cut lines of responsibility between Mr. John Veyette; president of the subsidiary, CSI and the parent GBSI's president; Mr. Steve Thompson for the filing of reporting documents .Had either Veyette or Thompson contacted me and asked me for consent to use the audit report (dated December 12, 2001) I would have advised them that audit fees were due and I am sure that we would have reached the same agreement, at that time, which we now have. I cannot think of any reason, other than that which I just stated, not to have allowed the inclusion of the audit report in question in their filing. It should also be noted that we did not refuse GBSI the right to use the audit report as we were never ask for that permission prior to their filing.

Ms. Dorothy, I hope this explanation will bring this issue to closure. However should you have other questions please do not hesitate to contact me at
(206)-779-3068. Again thank you so much for your assistance and understanding. Have a nice 4th of July holiday.


Sincerely Yours,


Dickson Lee, CPA, Partner
Loral International CPA & Advisor. LLC
C.C. Steve Thompson of GBSI. (310)-360-7676